SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RED HAT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

756577 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756577 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1998 Frank Batten, Jr. Grantor Annuity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power: 0 shares 6. Shared Voting Power: 0 shares 7. Sole Dispositive Power: 0 shares 8. Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

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Introductory Note: On July 6, 2003, the term of the reporting person (the 1998 Frank Batten, Jr. Grantor Annuity Trust (the “GRAT”)) ended. Upon the expiration of the term of the GRAT, the trustee distributed the trust estate to a successor trust, the 1998 Frank Batten, Jr. Trust, as required in accordance with the terms of the GRAT. At such time the trust estate of the GRAT included approximately 15,000,000 shares of Red Hat, Inc. Common Stock, $.0001 par value per share, and following such distribution the GRAT no longer beneficially owned any shares of the Common Stock of Red Hat, Inc.

Item 1.(a)	Name of Issuer: Red Hat, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1801 Varsity Drive Raleigh, North Carolina 27606.

Item 2.(a)	Name of Person Filing:

1998 Frank Batten, Jr. Grantor Annuity Trust.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the 1998 Frank Batten, Jr. Grantor Annuity Trust is c/o Guy R. Friddell, III, Trustee, Landmark Communications, Inc., 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075.

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock, $.0001 par value per share

(e)	CUSIP Number: 756577 10 2

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

0 shares.

(b) Percent of Class: 0%

The foregoing percentage is based on 175,260,239 shares of Common Stock reported to be outstanding as of November 30, 2003 in a Form 10-Q filed on January 6, 2004.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares.

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or to direct the disposition of: 0 shares.

(iv) Shared power to dispose or to direct the disposition of: 0 shares.

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following box:  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable. This Amendment to Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1998 FRANK BATTEN, JR. GRANTOR ANNUITY TRUST

Date:	1/6/04	/s/ Guy R. Friddell, III

Guy R. Friddell, III, Trustee

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